           Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA  19103-7098

Telephone  215.564.8000

Fax  215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

September 24, 2013

VIA EDGAR AND FEDERAL EXPRESS

Valerie Lithotomos, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           RevenueShares ETF Trust
File Nos. 333-139501 and 811-21993

Dear Ms. Lithotomos:

On behalf of the RevenueShares ETF Trust (the “Trust”), the following are the responses to the Staff’s comments conveyed in our phone call on July 11, 2013 with regard to Post-Effective Amendment Nos. 15/17 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 24, 2013, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

General Comments

1.           Comment:  Please confirm that the Trust operates pursuant to an SEC issued exemptive order.

Response:  The Trust operates pursuant to an exemptive order issued by the SEC on February 13, 2008 (Release No. IC-28151; File No. 812-13363).

Prospectus Comments

1.           Comment:  Please provide the finalized fee and expense table required by Item 3 of Form N-A.

Response:  The fee and expense table for each of the RevenueShares Emerging Market Fund and RevenueShares Ultra Dividend Fund (each, a “Fund” and collectively, the “Funds”) is as follows:

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013

RevenueShares Emerging Market Fund

Fees and Expenses

The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund (“Shares”). You may also incur customary brokerage charges when buying or selling Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees 0.60%
Distribution and/or Service (12b-l) Fees 0.00%
Other Expenses(1) 0.31%
Total Annual Fund Operating Expenses 0.91%
Fee Waiver and/or Expense Reimbursement(2) 0.42%
Total Annual Fund Operating Expenses after Fee Waiver 0.49% and/or Expense Reimbursement

(1)           “Other Expenses” are based on estimated amounts for the current fiscal year.

(2)           RevenueShares ETF Trust (the “Trust”) and VTL Associates, LLC, the Fund’s investment adviser (“VTL” or “Management”), have entered into a written fee waiver and expense reimbursement agreement pursuant to which VTL has agreed to waive a portion of its fees and/or reimburse expenses to the extent necessary to keep the Fund’s expenses (excluding any taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) from exceeding 0.49% of average daily net assets. This agreement will remain in effect and will be contractually binding through October 28, 2014.

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same, except that the Fund’s expenses are reduced during the first year by the fee waiver and expense reimbursement agreement described above. This example does not include the brokerage commission that you may pay to buy and sell exchange-traded Shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year                      3 Years
   $50                        $244

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013

RevenueShares Ultra Dividend Fund

Fees and Expenses

The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund (“Shares”). You may also incur customary brokerage charges when buying or selling Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees 0.45%
Distribution and/or Service (12b-l) Fees 0.00%
Other Expenses(1) 0.31%
Total Annual Fund Operating Expenses 0.76%
Fee Waiver and/or Expense Reimbursement(2) 0.27%
Total Annual Fund Operating Expenses after Fee Waiver 0.49% and/or Expense Reimbursement

(1)           “Other Expenses” are based on estimated amounts for the current fiscal year.

(2)           RevenueShares ETF Trust (the “Trust”) and VTL Associates, LLC, the Fund’s investment adviser (“VTL” or “Management”), have entered into a written fee waiver and expense reimbursement agreement pursuant to which VTL has agreed to waive a portion of its fees and/or reimburse expenses to the extent necessary to keep the Fund’s expenses (excluding any taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) from exceeding 0.49% of average daily net assets. This agreement will remain in effect and will be contractually binding through October 28, 2014.

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of the Shares at the end of those periods. This example assumes that the Fund provides a return of 5% a year and that operating expenses remain the same, except that the Fund’s expenses are reduced during the first year by the fee waiver and expense reimbursement agreement described above. This example does not include the brokerage commission that you may pay to buy and sell exchange-traded Shares of the Fund. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year                      3 Years
$50                        $213

2.           Comment:  Please confirm that the fee waiver and expense reimbursement agreement for the Funds will remain in effect for at least one year from the effective date of the Funds’ registration statement.

Response:  The Trust confirms that the fee waiver and expense reimbursement agreement for the Funds will remain in effect for at least one year from the effective date of the Funds’ registration statement.

3.           Comment:  In the first line of the second paragraph under the “Principal Investment Strategies” section in the fund summary for the RevenueShares Emerging Market Fund, in accordance with Rule 35d-l under the Investment Company Act of 1940, as amended (the “1940 Act”), immediately following “at least 80% of its net assets,” please insert “(plus any borrowings for investment purposes).”

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013
Page
4
Valerie Lithotomos, Esq.
Response:  In response to your comment, the following has been added after the “INVESTMENT STRATEGIES—Asset Diversification Rebalancing” section in the Statement of Additional Information (“SAI”):

Name Policies

The RevenueShares Emerging Market Fund has adopted a non-fundamental investment policy obligating it to commit, under normal market conditions, at least 80% of its assets to ADRs of emerging market issuers that are contained in The BNY Mellon Emerging Markets 50 ADR IndexSM and generally expects to be substantially invested at such times, with at least 95% of its net assets invested in these securities. For purposes of such investment policy, “assets” include the Fund’s net assets, plus the amount of any borrowings for investment purposes. The Fund will provide investors with at least 60 days’ notice prior to changes in this policy.

Because the RevenueShares Emerging Market Fund does not currently engage in borrowing for investment purposes, we do not believe that prospectus disclosure of the impact of borrowings on the 80% policy is needed or appropriate at this time.

4.           Comment:  Please confirm that the RevenueShares Emerging Market Fund complies with Rule 35d-1 under the 1940 Act.

Response:  In response to your comment, the first line of the second paragraph under the “Principal Investment Strategies” section in the fund summary for the RevenueShares Emerging Market Fund has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets in American Depositary Receipts (“ADRs”) of emerging market issuers included in the Benchmark Index, which is composed of 50 component ADRs, and generally expects to be substantially invested at such times, with at least 95% of its net assets invested in these securities.

We believe that the RevenueShares Emerging Market Fund complies with Rule 35d-1 under the 1940 Act because the ADRs of emerging market issuers in which the Fund invests are “investments that are tied economically to the particular country or geographic region suggested by [the Fund’s] name.”  Rule 35d-1(a)(3)(i).

5.           Comment:  Please confirm that disclosure regarding the risks of investing in emerging markets has been included in the fund summary of the RevenueShares Emerging Market Fund.

Response:  The “Principal Risks” section in the fund summary for the RevenueShares Emerging Market Fund includes the following risk disclosure:

Risk of Investing in Emerging Markets The Fund’s investments in emerging markets may be subject to a greater risk of loss than investments in more developed markets. Emerging markets may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013
Page
5

Therefore, no additional disclosure has been added to the fund summary regarding the risks of investing in emerging markets.

6.           Comment:  Please confirm that a clear description of the S&P 900® Index, the benchmark index of the RevenueShares Ultra Dividend Fund, is included in the prospectus.

Response:  The “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Strategies Specific to Each Fund” section in the prospectus provides the following:

The S&P 900® Index, RevenueShares Ultra Dividend Fund’s Benchmark Index, combines the S&P 500® Index and S&P MidCap® 400 Index to form an investable benchmark for the large-mid cap universe of the U.S. equity market.  The S&P 500® Index is a stock market index comprised of a representative sample of common stocks of 500 leading companies in leading industries of the United States economy selected by Standard & Poor’s®.  The S&P MidCap® 400 Index is a stock market index comprised of common stock of 400 mid-sized companies selected by Standard & Poor’s®.  As of June 28, 2013, the largest market capitalization of a company in the S&P 900® Index was approximately $401.73 billion and the smallest market capitalization was approximately $488.06 million. The average market capitalization of companies in the S&P 900® Index on this date was approximately $18.42 billion and the median market capitalization was approximately $6.42 billion.

Therefore, no additional disclosure has been added to the prospectus regarding the S&P 900® Index.

7.           Comment:  With respect to the RevenueShares Ultra Dividend Fund, please ensure that the prospectus adequately describes how the Underlying Index relates to the Benchmark Index.

Response:  As stated in the fund summary, the RevenueShares Ultra Dividend Fund’s investment objective is to seek to outperform the total return performance of the S&P 900® Index, the Fund’s benchmark index (the “Benchmark Index”).  The Fund seeks to achieve its investment objective by attempting to replicate the portfolio of the RevenueShares Ultra Dividend Index™ (the “Underlying Index”).  In response to your comment, disclosure regarding the construction of the Underlying Index has been revised in the “Principal Investment Strategies” section in the fund summary and the “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies” section of the prospectus.  The “Principal Investment Strategies” section in the fund summary provides the following disclosure, as revised:

The Underlying Index is constructed by identifying the top 60 securities from the Benchmark Index with the highest average quarterly dividend yields over the past twelve months, which are then re-weighted according to the revenue earned by the companies, subject to certain asset diversification requirements and a maximum 10% per company weighting.

Further, the “Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings—Principal Investment Strategies” section of the prospectus provides the following disclosure, as revised:

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013

The RevenueShares Ultra Dividend Index™ is constructed by calculating the average quarterly dividend yield over the previous twelve months for each constituent security of the S&P 900® Index, RevenueShares Ultra Dividend Fund’s Benchmark Index.  Dividend yield is calculated using a stock’s dividend (excluding any special dividend) divided by its price.  This universe of securities is narrowed through a quantitative screen to select the top 60 securities with the highest average quarterly yields.  These 60 securities are then re-weighted according to the revenue earned by the companies, subject to certain asset diversification requirements and a maximum 10% per company weighting.

The Trust believes the above-cited disclosure in the prospectus adequately describes how the RevenueShares Ultra Dividend Fund’s Underlying Index relates to its Benchmark Index.

8.           Comment:  Please consider adding disclosure to the prospectus regarding how dividend-paying stocks are affected by interest rate changes.

Response:  We do not believe that the prices of dividend-paying stocks are significantly and consistently correlated to changes in interest rates to the same extent as, for example, fixed-income securities.  Similarly, we are not aware of other registrants having disclosed this risk.  Accordingly, we do not believe that changes in interest rates present a consistently identifiable risk to holders of dividend-paying equity securities.  We do recognize, however, that increases in interest rates may have an adverse effect on small- and mid-cap companies, and have therefore revised the risk disclosure on small- and mid-cap stocks as follows:

Small and Medium Capitalization Stock Risk

The RevenueShares Emerging Market Fund is subject to certain risks associated with investments in small and medium capitalization companies (including those trading as global shares and ADRs). The RevenueShares Ultra Dividend Fund is subject to certain risks associated with investments in medium capitalization companies. The securities of companies with small and medium capitalizations may involve greater investment risks than securities of companies with large capitalizations.  Securities of small and medium capitalization companies may pay no, or only small, dividends.  Investments in equity securities issued by small and medium capitalization companies, which often borrow money to finance operations, may also be adversely affected by rising interest rates.

* * * * * *

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Valerie Lithotomos, Esq.
U.S. Securities and Exchange Commission
September 24, 2013

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

Cc:           Vincent T. Lowry
Michael D. Mabry, Esq.